EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(unaudited)

Sunoco Logistics Partners L.P.

(in thousands, except ratios)

	Year Ended December 31,					Nine months ended September 30, 2008
	2003	2004	2005	2006	2007
Fixed Charges:
Combined interest cost and debt expense	20,996	20,915	22,466	31,797	39,010	25,914
Interest allocable to rental expense (a)	1,504	1,504	1,560	1,945	2,201	1,457

Total	22,500	22,419	24,026	33,742	41,211	27,371

Earnings:
Combined income before income tax expense	59,434	57,031	61,709	90,341	120,875	139,160
Equity income of less than 50% owned affiliated company (b)	(14,469)	(13,233)	(13,216)	(16,883)	(27,563)	(18,075)
Dividends received from less than 50% owned affiliated company (b)	12,929	13,331	13,216	15,875	23,866	16,879
Fixed charges	22,500	22,419	24,026	33,742	41,211	27,371
Interest capitalized	(493)	—	(479)	(3,005)	(3,419)	(2,613)
Amortization of previously capitalized interest	136	142	154	179	214	185

Total	80,037	79,690	85,410	120,249	155,184	162,907

Ratio of Earnings to Fixed charges	3.56	3.55	3.55	3.56	3.77	5.95

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(b)	Reflects amounts attributable to interests in the following corporate joint ventures accounted for under the equity method: 9.4% in Explorer Pipeline Company, 31.5% in Wolverine Pipe Line Company, 12.3% in West Shore Pipe Line Company, 14.0% in Yellowstone Pipe Line Company, 43.8% in West Texas Gulf Pipe Line Company, and 55.3% in Mid-Valley Pipeline Company.